

Mail Stop 7010

March 23, 2009

By U.S. Mail and Facsimile

Mr. Xuelian Bian
Chief Executive Officer
Linkwell Corporation
1104 Jiatang Road, Jiading District
Shanghai, China 201807

> **Re:** **Linkwell Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 000-24977**

Dear Mr. Bian:

We issued comments to you on the above captioned filings on January 13, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by April 6, 2009 addressing these outstanding comments.

If you do not respond to the outstanding comments by April 6, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief